FEDERATED MDT STOCK TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 13, 2016

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       FEDERATED MDT STOCK TRUST

Proposed reorganization of Hancock Horizon Value Fund (the “Acquired Fund”) into Federated MDT Stock Trust (the “Acquiring Fund”)

1933 Act File No. 333-214714

1940 Act File No. 811-3385

Dear Mr. Williamson:

The Registrant is filing this response to your comments provided on December 8, 2016 with respect to its Preliminary Registration Statement on Form N-14, submitted on November 18, 2016.

ADMINISTRATIVE COMMENT. Please respond in writing to the Staff’s comments and file them as correspondence on EDGAR. Please submit your filing to ensure that the Staff has time to review responses and determine if there are follow-up questions. Where revised disclosure is proposed, please provide the revised disclosure.

RESPONSE: The Registrant will respond as requested.

GENERAL COMMENT. If the SEC Staff has made comments recently to the Federated Funds involved in this transaction, please confirm that those comments have been addressed.

RESPONSE: The Registrant confirms that any comments the Staff has made to the Federated Funds involved in this transaction have been addressed.

COMMENT 1. With respect to the FAQ Wrapper, please describe the vote required to approve the proposal presented.

RESPONSE: The Registrant was advised by the Hancock Horizon Funds that the vote required to approve the proposals presented is the approval of the holders of a majority of the shares of the relevant Hancock Horizon Fund entitled to vote at the Special Meeting. Accordingly, the Registrant will add disclosure to the FAQ under “Why has the Board of Trustees recommended that I vote in favor of the proposal?” as follows

“The approval of the holders of a majority of the shares of the relevant Hancock Horizon Fund entitled to vote at the Special Meeting is required to approve each Plan.”

COMMENT 2. With respect to the FAQ Wrapper, to the extent known and material, please disclose undistributed income and realized capital gains that will be distributed in connection with the transaction.

RESPONSE: Based on information provided by the Hancock Horizon Funds, the Registrant will revise and replace disclosure in the third bullet point to the FAQ under “How Will the Reorganizations affect my investment?”, as follows:

“Prior to each Reorganization, each Hancock Horizon Fund will continue to distribute any undistributed income and realized capital gains in the normal course of business at the regularly scheduled interval and time. Prior to the closing of each Reorganization, each Hancock Horizon Fund will also distribute to its shareholders any remaining undistributed income and realized capital gains accumulated prior to the Reorganization and since its last ordinary course income and realized capital gain distribution. These distributions for the periods between the date of each Hancock Horizon Fund’s last ordinary course distribution and the closing of each Reorganization, if any, will be taxable and are not expected to be material.”

COMMENT 3. With respect to the FAQ Wrapper, based on information now available, will there be any portfolio repositioning and if so, revise disclosure to address and note estimated and reasonable costs.

RESPONSE: The Registrant confirms that it currently does not anticipate any portfolio repositioning outside the normal course of business prior to the Reorganizations. In the event that there is any portfolio repositioning, any related costs are not expected to be material.

COMMENT 4. Under “Reasons for the Proposed Reorganizations” the reasons for the Proposed Reorganization focuses on what the Hancock Horizon Funds Adviser believes – the Board is the entity responsible for recommending that the Shareholders approve the transaction and Item 4 of N-14 generally requires the reasons why the Registrant of the funds being acquired are proposing the merger. Please revise as to what the Board thoughts were of the transaction. Include what the Board thought as to general advisability of doing the transaction with Federated instead of another fund complex.

RESPONSE: The Registrant was advised by the Hancock Horizon Funds that the current disclosure under the section “Reasons for the Proposed Reorganizations” regarding what the Hancock Horizon Funds Adviser believes is intended to disclose to shareholders the reasons that the Hancock Horizon Funds Adviser proposed the Reorganizations to the Hancock Horizon Funds Board and which the Hancock Horizon Funds Board considered in determining to approve the Reorganizations. With respect to what the Hancock Horizon Funds Board’s thoughts were on the Reorganizations, as currently disclosed, the Hancock Horizon Funds Board determined that the Reorganizations are in the best interest of the Hancock Horizon Funds and their shareholders. The current disclosure beginning in the eighth paragraph of the section (i.e., the paragraph beginning “In light of the above rationale and considerations…”), provides additional determinations made by the Board that support its ultimate determination that the Reorganizations are in the best interest of the Hancock Horizon Funds and their shareholders. These determinations can be viewed as expressions of what the Hancock Horizon Funds Board “thinks” of the Reorganizations. In response to the Staff’s comment, based on information provided by the Hancock Horizon Funds, the Registrant will revise the first, ninth and twelfth bullet points in such section, respectively, as follows to better reflect that such bullet points represent determinations made by the Hancock Horizon Funds Board:

“• The fact that the terms of the Reorganizations are reasonable;

• The fact that Federated has significant overall experience in the mutual fund business and that the range and quality of services that the shareholders of the Hancock Horizon Funds will receive as shareholders of the Federated Funds will generally be comparable to the range and quality of services that such shareholders currently receive;

• The level of resources and enterprise commitment of the Federated Fund Advisers to compliance and risk management functions was reasonable and comparable to that of the Hancock Horizon Funds Advisers;”

The Registrant also will delete the thirteenth bullet point because it has combined such concept with the ninth bullet point as provided above. The Hancock Horizon Funds Board did not consider the general advisability of doing the transaction with Federated instead of another fund complex and, therefore, no related disclosure has been added.

COMMENT 5. Under “Reasons for the Proposed Reorganizations” what considerations, if any, did the Board give to the comparative returns of the Fund. To the extent they did consider them, what did they think and how did they factor into consideration that the transaction was in the Shareholders best interests?

RESPONSE: The Registrant was advised by the Hancock Horizon Funds that the Hancock Horizon Funds Board considered the returns of each Hancock Horizon Fund over various trailing periods as compared to the returns of its corresponding Federated Fund and observed that each Federated Fund generally outperformed its corresponding Hancock Horizon Fund over such periods. The Hancock Horizon Funds Board determined that the relative outperformance of each Federated Fund was a factor that supported a determination that each Reorganization was in the best interest of each Hancock Horizon Fund and its shareholders. In light of the foregoing, based on the above information provided by the Hancock Horizon Funds, the Registrant will add the following underlined disclosure to the fourth bullet in the list of determinations made by the Hancock Horizon Funds’ Board about the Reorganizations:

“The generally competitive performance of the Federated Funds and the general outperformance of the Federated Funds compared to the Hancock Horizon Funds, including the long-term performance of the Federated Funds in a variety of market conditions, which suggested the viability of the Federated Funds from the perspective of long-term management results. See “Summary – Comparison of Potential Risks and Rewards; Performance Information”;

COMMENT 6. With respect to “Comparison of Investment Objectives, Policies and Risks” we note that Hancock Horizon Core Bond Fund and Federated Total Return Bond Fund differ because, among other reasons, the Federated Fund can invest up to 20% of total assets in non-U.S. denominated securities and foreign currency while the Hancock Horizon Funds cannot. The following provides a side by side comparison, whereas Item 3(b) of N-14 requires that it highlights material differences between Investment Policy, Strategy and Risks. To the extent material differences exist, explain both the differences and potential implications to investors. Currently it is difficult to determine the differences between funds. Please revise accordingly.

RESPONSE: The Registrant will revise the “Investment Policies and Strategies” as follows (additional disclosure is underlined):

Because the Hancock Horizon Core Bond Fund and the Federated Total Return Bond Fund both refer to fixed-income investments in their names, the Funds have similar investment policies and strategies. The investment strategies of the Hancock Horizon Core Bond Fund and the Federated Total Return Bond Fund differ in that the Federated Total Return Bond Fund may invest up to 20% of its total assets in non-U.S. dollar denominated fixed-income securities and foreign currencies, whereas the Hancock Horizon Core Bond Fund’s principal investment strategy does not include an ability to invest in foreign securities. In addition, Federated Total Return Bond Fund may invest in inflation-protected bonds, loans and derivative contracts or hybrid instruments, whereas the Hancock Horizon Core Bond Fund’s principal investment strategy does not include an ability to invest in such investments. These differences in investment strategies will result in exposure to additional risks than would an investment in Hancock Horizon Core Bond Fund. Those risks include: Risk of Inflation-Protected Bonds, Risk of Investing in Loans, Loan Prepayment and Loan Liquidity Risks, Risk of Foreign Investing, Currency Risk, Eurozone Related Risk, Risk of Investing in Emerging Market Countries, Leverage Risk and Risk of Investing in Derivative Contracts and Hybrid Instruments. More details regarding these additional risks are provided below in “Investment Risks.” Those investment policies and strategies similarities and differences are outlined in the table below:”

COMMENT 7. With respect to “Investment Risks”, Federated Total Return Bond Fund has risk factors including foreign securities and derivative risk and the Hancock Horizon Fund does not. Item 3(b) of N-14 requires for you to highlight differences and not simply highlight differences in disclosure. If Federated Bond Fund uses derivatives and foreign securities to a material extent then explain, in plain English, what different risks investors would be exposed to in the Federated Fund that they would not have been in the Hancock Horizon Fund.

RESPONSE: Registrant will revise the following disclosure (updated language is underlined) in the “Investment Risks” discussion for the Federated Total Return Bond Fund-Hancock Horizon Core Bond Fund Reorganization:

“Because the Hancock Horizon Core Bond Fund and the Federated Total Return Bond Fund have generally similar investment objectives and policies, their principal risks are also generally similar. However, the Funds describe or categorize those risks differently. In addition, Federated Total Return Bond Fund contains principal risk factors related to investing in inflation-protected bonds, loans, foreign securities and derivative contracts, whereas Hancock Horizon Core Bond Fund does not contain similar principal risk factors. Accordingly, an investment in Federated Total Return Bond Fund results in exposure to additional risks than would an investment in Hancock Horizon Core Bond Fund. Those risks include: Risk of Inflation-Protected Bonds, Risk of Investing in Loans, Loan Prepayment and Loan Liquidity Risks, Risk of Foreign Investing, Currency Risk, Eurozone Related Risk, Risk of Investing in Emerging Market Countries, Leverage Risk and Risk of Investing in Derivative Contracts and Hybrid Instruments. Although the Federated Total Return Bond Fund is subject to leverage risk and the risk of investing in derivatives and hybrid instruments, the Federated Funds Adviser generally seeks to utilize derivatives to strive to mitigate risk, as opposed to seeking to engage in derivatives transactions that tend to increase such risks.

Those similarities and differences are outlined below. As with all mutual funds, there is no guarantee the Funds will achieve their investment objectives. All mutual funds take investment risks. Therefore, it is possible to lose money by investing in either Fund. An investment in any Fund is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.”

COMMENT 8. With respect to the Fee Table, please confirm fee tables reflect current fees.

RESPONSE: The Registrant confirms that the fee tables in the definitive N-14 proxy statement will be revised to be based on current fees as of the most recent reporting period for each of the Hancock Horizon Funds and each of the Federated Funds. With respect to the Hancock Horizon Funds, the fee tables will be revised to reflect current fees as of July 31, 2016. The fee tables for the Federated Funds are currently presented as of April 30, 2016 for the Federated MDT Stock Trust and the Federated Kaufmann Large Cap Fund and as of May 31, 2016 for the Federated Total Return Bond Fund and will continue to be presented as such in the definitive N-14 proxy statement.

The Registrant notes that it will provide the revised fee tables for each of the Reorganizations in a separate correspondence filing, which will be filed under separate cover.

COMMENT 9. With respect to the Fee Table Example for Federated Total Return Bond Fund, the SS Class of Federated Total Return Bond Fund is the only example where Federated has a 12b-1 fee and the Hancock Horizon Fund does not. How did the Board think about this for the Hancock shareholders?

RESPONSE: The Registrant was advised by the Hancock Horizon Funds that the Hancock Horizon Funds Board considered the 12b-1 fee charged by SS Class shares of the Federated Total Return Bond Fund in the context of the total expense structure of the SS Class shares, including, among other things, that IV Class shareholders of the Hancock Horizon Core Bond Fund would experience: (i) a 25 basis point reduction in the investment advisory fee they would pay as SS Class shareholders, which is equal in amount to the 12b-1 fee they would pay; (ii) reduced gross total annual operating expenses and enjoy the potential for greater economies of scale going forward; and (iii) a 35 basis point reduction in net total annual operating expenses due to the “Fee Limit” arrangement pursuant to which the Federated Funds Adviser and certain of its affiliates have agreed to waive certain amounts of their respective fees and/or reimburse expenses so that total annual fund operating expenses of the SS Class shares will not exceed 0.68% until February 1, 2018.

COMMENT 10. With respect to the Fee Table Example for Federated Total Return Bond Fund, please confirm the fee waiver is only reflected in the fee example for its initial duration.

RESPONSE: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. All example calculations are based on gross expenses, other than the calculations for the Federated MDT Stock Trust, which is subject to a contractual expense limitation included in its investment advisory agreement.

COMMENT 11. In the “Information about the Reorganizations – Description of the Agreements and Plans of Reorganization” we note that the funds have agreed to work together to resolve any material differences in valuation procedures prior to the reorganization. Please tell us what material differences in valuation procedures existed as of the November 16, 2016 Board approval date and tell us if Federated identified any material changes in asset values that would result from applying its valuation procedures to the November 16, 2016 portfolio.

RESPONSE: The Registrant confirms that there were no material differences in the valuation policies between the Hancock Horizon Value Fund and Federated MDT Stock Trust or between the Hancock Horizon Growth Fund and Federated Kaufmann Large Cap Fund. Based on a price test conducted on November 16, 2016, the Registrant confirms that there were no changes in the asset values of the Hancock Horizon Growth Fund’s or the Hancock Horizon Value Fund’s portfolio securities based on the application of the Hancock Horizon Fund’s and the Federated Fund’s valuation procedures.

Further, the Registrant confirms that there were no material differences in the valuation policies between Hancock Horizon Core Bond Fund and Federated Total Return Bond Fund; the only difference is that the Hancock Horizon Core Bond Fund uses bid pricing for fixed income securities while the Federated Total Return Bond Fund uses bid pricing for certain fixed income securities (e.g., treasury, mortgage-backed and municipal securities) and mean pricing on other (e.g., corporate bonds). Based on a price test conducted on November 16, 2016, the Registrant confirms that these differences did not result in material changes in the asset values of the Hancock Horizon Core Bond Fund’s portfolio securities based on the application of the Hancock Horizon Core Bond Fund’s and the Federated Total Return Bond Fund’s valuation procedures.

COMMENT 12. In the “Agreement among Federated, Parent and the Hancock Horizon Funds Adviser” you include that the Hancock Horizon Funds Adviser could receive compensation under a Purchase Agreement that if the Hancock Horizon Horizon Fund assets exceed an agreed upon threshold this is followed by a discussion to comply with Section 15(f). We believe that effective conflicts disclosure is clear concise and understandable; it avoids “legalese” and discusses actual conflicts using definitive language that provides quantitative disclosure where reasonably available. Please disclose actual terms of purchase agreement including the amount or rate that Horizon Fund Adviser will be paid and the asset threshold that must be exceeded. In addition, please provide appropriate context for the 15(f) discussion; i.e. discuss what Section 15(f) is and why are you complying with it.

RESPONSE: The Registrant respectfully declines to disclose certain commercial terms of the Purchase Agreement, as such terms are confidential and proprietary to the Federated Fund Adviser and Hancock Horizon Funds Adviser. The Registrant believes, however, that adequate disclosure is and can be provided without disclosure of specific commercial terms. In light of the Staff’s comment, the Registrant will revise the “Agreement among Federated, Parent and the Hancock Horizon Funds Adviser” section of the N-14 as follows (new disclosure is underlined):

“Federated entered into a Purchase Agreement with the Parent and the Hancock Horizon Funds Adviser dated as of November 17, 2016 (“Purchase Agreement”) regarding the sale by the Hancock Horizon Funds Adviser to Federated (or a designated advisory subsidiary of Federated) of certain assets relating to the Hancock Horizon Funds Adviser’s business of providing investment advisory services to the Hancock Horizon Funds, the Hancock Horizon Funds Adviser’s and its affiliates’ cooperation in connection with the Reorganizations, the payment of transaction expenses, and related matters. Subject to applicable conditions to closing being satisfied, and confirmation of a successful closing, the Hancock Horizon Funds Adviser can be entitled to receive upfront compensation (which may be significant in amount) under the Purchase Agreement in an amount calculated on the amount of the assets of the Hancock Horizon Funds, provided that the amount of the assets of the Hancock Horizon Funds exceeds the threshold amount provided in the Purchase Agreement. The threshold is based on a percentage of the Hancock Horizon Funds’ aggregate net assets as of a date prior to the Purchase Agreement being signed, and the determination of whether the threshold is exceeded, based on the aggregate net assets of the Hancock Horizon Funds, measured as the average daily net assets of each Hancock Horizon Fund during a period of business days ending five (5) business days prior to the closing (“Closing Assets”). If the Closing Assets do not exceed the threshold, the upfront compensation that the Hancock Horizon Funds Adviser can be entitled to receive will be adjusted downward on a pro rata basis, subject to a floor.

Given that Federated will be responsible for certain transaction costs relating to the transactions, the Purchase Agreement also contains terms under which each of the Hancock Horizon Funds Adviser and Federated acknowledges and agrees that they intend that the transactions shall satisfy the applicable requirements of Section 15(f) of the 1940 Act. Section 15(a) of the 1940 Act generally prohibits the “sale” or “assignment” of an advisory contract for profit. Section 15(f) of the 1940 Act provides an exemption from the 1940 Act’s general prohibition against the “sale” or “assignment” of an advisory contract for profit provided that certain conditions are satisfied. Each of the Hancock Funds Adviser and Federated agree in the Purchase Agreement that Federated shall use commercially reasonable efforts, subject to its fiduciary duties, not to cause (and to prevent its affiliates from causing) a violation of Section 15(f) in connection with the transactions.

Accordingly, to qualify for such exemption under Section 15(f), and to satisfy the conditions that must be met, it is agreed in the Purchase Agreement: (i) for three years after the closing, at least seventy-five percent (75%) of the trustees and directors of each Federated Fund shall not be “interested persons” (as that term is defined in the 1940 Act) of the Federated Fund Adviser or the Hancock Horizon Funds Adviser, or any “interested person” (as that term is defined in the 1940 Act) thereof; and (ii) for two years after the closing, no “unfair burden” (as that term is defined in Section 15(f)(2)(B) of the 1940 Act) shall be imposed as a result of the transactions. For purposes of Section 15(f), an “unfair burden” includes any arrangement whereby the Federated Funds Adviser or the Hancock Horizon Funds Adviser would receive any compensation, directly or indirectly, (i) from any person in connection with the purchase and sale of securities to, from or on behalf of the Federated Funds, other than bona fide ordinary compensation as principal underwriter, or (ii) from the Federated Funds or its shareholders for other than bona fide investment advisory or other services.

Federated may elect, in lieu of the covenants set forth in the preceding sentence, to apply for and obtain an exemptive order under Section 6(c) of the 1940 Act from the provisions of Section 15(f)(1)(A) of the 1940 Act, in form and substance reasonably acceptable to the Hancock Horizon Funds Adviser.

COMMENT 13. In the “Agreement among Federated, Parent and the Hancock Horizon Funds Adviser”, we note that Hancock Horizon Funds Adviser may be entitled to receive distribution and servicing fees for accounts it services as Broker/Dealer of record. Please confirm these payments will be consistent with what Federated pays other Broker/Dealers for similar distribution and service levels. If not, revise to address any material differences.

RESPONSE: The Registrant confirms that these payments will be consistent in amount and structure with what Federated pays other Broker/Dealers in similar circumstances for similar distribution and service levels.

COMMENT 14. In the “Agreement among Federated, Parent and the Hancock Horizon Funds Adviser”, we note that Hancock may be entitled to receive supplemental payments for services rendered. Please clarify if the Fund or the Adviser is responsible for these payments.

RESPONSE: As disclosed in the N-14, under the section “AGREEMENT AMONG FEDERATED, PARENT AND THE HANCOCK HORIZON FUNDS ADVISER”:

“In addition, it is anticipated that the Parent or the Hancock Horizon Funds Adviser, or their affiliates, may, under agreements with one or more subsidiaries of Federated, be eligible to receive from Federated or its affiliates supplemental payments for services rendered based on a percentage of the value of the shares of the Federated Funds that are held by shareholders. These payments may be significant.” (emphasis added)

Accordingly, the Registrant confirms that Federated or its affiliates, but not the Federated Funds, are responsible for such supplemental payments for services rendered.

COMMENT 15. In the “Costs of the Reorganization” please revise and note what the reorganization costs are and who is responsible for paying them. Include estimate of costs borne by each respective fund. In this respect investors should not have to read through the Plan of Reorganization to understand its terms unlike the Plan of Reorganization, the Prospectus disclosure is required to be clear, concise and understandable. Please revise as appropriate.

RESPONSE: The Registrant currently anticipates transactions costs of approximately $410,000 to be paid by the Hancock Horizon Funds Adviser and Federated (or their affiliates) for the transactions, including the reorganizations. These transactions costs will consist of printing, mailing, proxy solicitation, legal, accounts and other related costs, and will be split between Federated and the Hancock Horizon Funds Adviser, or their affiliates, as agreed between them in the Purchase Agreement. The Registrant does not currently expect any portfolio repositioning costs or blue sky costs to be material.

COMMENT 16. In the “Federal Income Tax Consequences” please clarify the meaning of the last bullet point in a manner that is clear concise and understandable.

RESPONSE: The Federated Funds will succeed to certain tax attributes of the Hancock Horizon Funds, subject to the conditions and limitations applicable following a change of ownership. The Registrant will add disclosure in parenthesis using the language in the preceding sentence to the last bullet point.

COMMENT 17. In the “About the Proxy Solicitation and the Special Meeting” the disclosure suggests that sufficient votes are not received, the persons named as proxies may vote on adjournment; this is a substantive proposal for which proxies must be solicited and discretionary authority is unavailable. See Section 14a-4 of the Exchange Act. To the extent proxies are being solicited for adjournment of meeting please revise description of proxy card accordingly. The proxy card should have an additional voting box so shareholders can vote whether or not to vote in favor of a vote to solicit additional proxies.

RESPONSE:

We respectfully disagree with the Staff’s position with regard to this Comment. We submit that any adjournment of the Meeting called for by the persons named as proxies is a “matter incident to the conduct of the meeting” in accordance with Rule 14a-4(c)(7) and such adjournment, if necessary, will be called in accordance with the best judgment of the persons named as proxies. Pursuant to Trusts’ organizational documents and state law, proxies have been authorized to call for an adjournment of a meeting for the reasons outlined in the proxy.

Additionally, the proxy statement has been revised to include disclosure under the “Notice of Special Meeting of Shareholders” and “Adjournment” sections to clearly disclose that any such vote in FAVOR or AGAINST any proposal will also authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any such adjournment of the proposal at the Special Meeting.

This disclosure will clearly indicate that any adjournment, if necessary, will be determined on a separate basis for each proxy proposal. Furthermore, as discussed above, the addition of ballot items significantly reduces the likelihood of the Trust being able to obtain sufficient votes to obtain a quorum or pass the agenda items. As the inclusion of an additional proposal will increase the likelihood that an adjournment is required, and as the costs associated with additional solicitations is prohibitive, we respectively decline to create a separate proposal for the purpose of adjourning the Special Meeting.

COMMENT 18. In the “About the Proxy Solicitation and the Special Meeting”, “Share Ownership of the Fund” Whitney Bank has delegated voting shares held in Hancock Horizon Funds pursuant to its proxy voting policies and procedures. Whitney Bank has determined there are no material conflicts that arise from Hancock voting these shares. Please tell us the factors considered in this analysis and otherwise explain the basis for this conclusion.

RESPONSE: As noted in the prospectus/proxy statement, based on information provided to the Registrant, the Registrant understands that certain clients of Whitney Bank (the Hancock Horizon Funds Adviser) have delegated their voting authority with respect to the shares of the Hancock Horizon Fund Shares to the Bank. Consistent with this delegated authority, the Bank’s pre-existing proxy voting policies and procedures, and its fiduciary obligations, the Bank has determined that it has the authority to vote these shares. In coming to the conclusion that the Bank may exercise this discretionary voting, the Bank considered the totality of the facts surrounding the transaction. These included, but were not limited to, the following factors:

  any votes cast will be done pursuant to the Bank’s pre-existing proxy voting policies and procedures, which were in place prior to the existence of the Purchase Agreement;
  pursuant to these policies and procedures, the Bank is sending a letter to each client for whom it has discretion to vote and is giving the client the option to direct their vote if they choose to do so;
  shareholders of each Hancock Horizon Fund will be able to continue to invest in funds with similar investment objectives to their current Hancock Horizon Fund, but with significantly lower cost structures;
  the transactions are expected to be tax free to shareholders;
  shareholders will not bear any of the costs of the transaction, except for any of the limited costs (which are not expected to be material) disclosed in the prospectus/proxy statement;
  the shareholders, including the clients, will receive disclosure regarding the terms of the Purchase Agreement that are material to them; and
  the transaction is intended to be completed in accordance with the provisions of Section 15(f) of the Investment Company Act of 1940.

ACCOUNTING COMMENTS:

COMMENT 1: In the Q&A section, please revise to disclose who will pay for the Reorganization. Please include dollar amounts and percentages that will be paid by each entity.

RESPONSE: The Registrant will add the following disclosure:

“Federated and/or the Hancock Horizon Funds Adviser, or their affiliates, will bear certain expenses associated with the Hancock Horizon Funds’ and the Federated Funds’ participation in the Reorganizations as agreed between them. Such Reorganization expenses include: (a) expenses associated with the preparation and filing of this Prospectus/Proxy Statement; (b) postage; (c) printing; (d) accounting fees; (e) legal and accounting fees incurred in connection with the preparation of the registration statement on Form N-14 which includes this Prospectus/Proxy Statements; (f) solicitation costs of the transactions; and (g) other related administrative or operational costs. Each of the foregoing expenses will be borne by the Federated Fund Advisers, the Hancock Horizon Funds Adviser, or their affiliates, as agreed between Federated and the Hancock Horizon Funds Adviser, and will not be borne by the Funds. It is currently estimated that such transaction costs will be approximately $410,000 to be paid by the Hancock Horizon Funds Adviser and Federated (or their affiliates)for the transactions, including the reorganizations. It currently is anticipated that any portfolio transitioning costs to be paid by the Hancock Horizon Funds and blue sky costs to be paid by the Federated Funds will not be material.”

COMMENT 2: In the comparison of Hancock Horizon Growth Fund and Federated Kaufmann Large Cap Fund, we note that Hancock Horizon Growth Fund held 4.6% of net assets in Real Estate Investment Trusts in its Annual Report dated January 31, 2016. Will these be disposed of before or after the reorganization? If so, disclose the reasons, quantity, cost and tax effects of such portfolio repositioning.

RESPONSE: The Registrant confirms that it currently does not anticipate any portfolio repositioning outside the normal course of business prior to the Reorganizations related to the Hancock Horizon Growth’s Real Estate Investment Trusts holdings. In the event that there is any portfolio repositioning, any related costs are not expected to be material.

COMMENT 3: In the Comparative Fee Table, please include in parenthesis under the fund name the “Reorganizing Fund” and the “Surviving Fund”.

RESPONSE: The Registrant will respond as requested.

COMMENT 4: In the Expense Example for Hancock Horizon Value Fund, with respect to the contractual expense limitation, please confirm your intention to show the Example numbers on a contractual basis when the Examples for other funds are shown on a gross basis.

RESPONSE: The Registrant confirms that its standard practice is to show example numbers based on gross expenses for non-contractually capped funds. However, the Registrant also confirms that the fees for the Federated MDT Stock Trust and the Hancock Horizon Value Fund in the Expense Example were presented on a contractual basis.

COMMENT 5: In the Capitalization Tables, please consider including all fund classes in the capitalization table to present a clearer depiction of the overall effects of the merger.

RESPONSE: The Registrant notes that there is an existing footnote in the Capitalization Tables for each of the Reorganizations that provides the additional net assets represented by other share classes not involved in the Reorganizations. Accordingly, the Registrant respectfully declines to add additional disclosure.

COMMENT 6: In the Pro Forma Financial information, please consider adding a statement that no pro forma financial statements or information have been prepared or included in connection with the other reorganizations because the net asset value of the reorganizing funds is less than 10% of the acquiring funds.

RESPONSE: The Registrant will include the following disclosure as the third paragraph under the section “Pro Forma Financial Information” of the N-14’s Statement of Additional Information:

“Pro forma financial information is not included for the Hancock Horizon Core Bond Fund-Federated Total Return Bond Fund Reorganization or the Hancock Horizon Growth Fund-Federated Kaufmann Large Cap Fund Reorganization as such information is not required to be prepared because the net asset value of each applicable Hancock Horizon Fund being reorganized into the corresponding Federated Fund does not exceed 10% of the respective Federated Fund’s net asset value.”

COMMENT 7: In the pro forma narrative, second to last paragraph, please include dollar amounts and the split of reorganization expenses.

RESPONSE: The Registrant will include the following disclosure:

“Federated and/or the Hancock Horizon Funds Adviser, or their affiliates, will bear certain expenses associated with the Hancock Horizon Funds’ and the Federated Funds’ participation in the Reorganizations as agreed between them. Such Reorganization expenses include: (a) expenses associated with the preparation and filing of this Prospectus/Proxy Statement; (b) postage; (c) printing; (d) accounting fees; (e) legal and accounting fees incurred in connection with the preparation of the registration statement on Form N-14 which includes this Prospectus/Proxy Statements; (f) solicitation costs of the transactions; and (g) other related administrative or operational costs. Each of the foregoing expenses will be borne by the Federated Fund Advisers, the Hancock Horizon Funds Adviser, or their affiliates, as agreed between Federated and the Hancock Horizon Funds Adviser, and will not be borne by the Funds. It is currently estimated that such transaction costs will be approximately $410,000 to be paid by the Hancock Horizon Funds Adviser and Federated (or their affiliates) for the transactions, including the reorganizations. It currently is anticipated that any portfolio transitioning costs to be paid by the Hancock Horizon Funds and blue sky costs to be paid by the Federated Funds will not be material.”

If you have any questions, please do not hesitate to contact Kimberly Lieb at (412) 288-6603.

Very truly yours,

/s/ Kimberly R. Lieb

Kimberly R. Lieb

Senior Paralegal

Federated Investors, Inc.